Exhibit C

Notice to ASX/LSE

17 November 2022

Update on Transaction with Turquoise Hill Resources

Rio Tinto has carefully considered the concerns raised by minority shareholders of Turquoise Hill Resources Ltd. (“Turquoise Hill”) in relation to the dissent and dispute resolution provisions in the agreements (the “Agreements”) it entered into with certain funds and other entities related to Pentwater Capital Management LP and SailingStone Capital Partners LLC (the “Named Securityholders”) that were previously announced on 1 November 2022. Rio Tinto in good faith has been negotiating with the Special Committee of Turquoise Hill on comparable provisions for other minority shareholders. However, notwithstanding the parties best efforts, those negotiations have been unsuccessful.

Rio Tinto has now agreed to terminate the Agreements with the Named Securityholders. While Rio Tinto’s proposed transaction to acquire, by way of a plan of arrangement (the “Arrangement”), the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not own for C$43.00 per share in cash (the “Proposed Transaction”) will proceed, there is no assurance that any of the Named Securityholders will continue to withhold their vote or whether any of them will vote for or against the Arrangement. Copies of the termination agreements are being publicly filed by Rio Tinto as part of its 13D amendment in the U.S.

All minority shareholders of Turquoise Hill will have access to the same dissent rights and statutory process through the Yukon Courts for Rio Tinto’s Proposed Transaction as described in Turquoise Hill’s circular dated 27 September 2022 (the “Circular”). To further support the Proposed Transaction, Rio Tinto irrevocably commits to:

•	Waive the 12.5% dissent condition in respect of the Arrangement, provided that Turquoise Hill shares for which dissent is validly exercised do not exceed 17.5% of Turquoise Hill shares outstanding;

•

Pay C$34.40 per share (the “Upfront Payment”) to any Turquoise Hill shareholder who validly dissents and elects to receive such amount (an “Electing Shareholder”), within two business days of the effective date of the Arrangement (the “Effective Date”);

•

Pay to an Electing Shareholder interest at the Canada 1 Year Treasury Bill Yield on any balance of “fair value” that becomes payable under the dissent process over and above the Upfront Payment up to C$43 per share calculated from the Effective Date to the date of payment, provided that no other interest shall be payable to an Electing Shareholder in respect of any fair value payment; and

•

Allow any oppression claims by any Turquoise Hill minority shareholders, including Electing Shareholders, against Turquoise Hill, Rio Tinto or their respective affiliates, to survive the Arrangement and be pursued following the Effective Date, where such claims are served on or provided to Turquoise Hill and Rio Tinto no later than seven days following the Effective Date.

Rio Tinto Copper Chief Executive Bold Baatar said: “We have acknowledged feedback received from minority shareholders and returned to the proposal originally unanimously recommended by the Turquoise Hill Special Committee. We will work with the Turquoise Hill Special Committee to secure a new shareholder meeting date so that the Proposed Transaction can be voted on by minority shareholders as soon as practicable. We continue to believe that a premium of 67% for their shares and removal of financial uncertainty is an attractive proposition for minority shareholders.”

Further details on the procedure to become an Electing Shareholder and how an oppression claim can be served on or provided to Turquoise Hill and Rio Tinto will be provided on or before 23 November 2022.

Rio Tinto confirms that there is no floor or minimum to the determination of “fair value” under any dissent proceedings and no assurance that dissenting shareholders will receive the full C$43.00 for their shares. The dissent process is a time consuming and lengthy process that introduces uncertainty in relation to the consideration to be received and the potential for substantial legal costs to the dissenting shareholder. Rio

Tinto intends to vigorously defend all proceedings and claims. Additional details regarding the dissent process are described in the Circular. It is recommended that minority shareholders seek independent legal advice if they wish to exercise their dissent rights.

Rio Tinto is making the irrevocable commitments outlined above to all minority shareholders of Turquoise Hill. Rio Tinto confirms that it has no other agreement, commitment or understanding with any of the Named Securityholders as to how they will vote in respect of the Arrangement, whether they will continue to exercise their dissent rights, how any dissent proceedings or claims will be conducted or otherwise dealt with, or regarding any other matter.

As previously announced by Turquoise Hill, the Special Meeting of shareholders to vote on the Proposed Transaction has been postponed. Rio Tinto has requested the Turquoise Hill Special Committee to proceed with a shareholder meeting for the Arrangement as soon as possible.

The Proposed Transaction represents Rio Tinto’s best and final all-cash transaction price of C$43.00 per share, which provides Turquoise Hill minority shareholders the option to realise significant and immediate value. This represents a premium of 67% to Turquoise Hill’s closing price of C$25.68 per share on 11 March 2022, the day prior to Rio Tinto’s initial public proposal to acquire Turquoise Hill. Since 11 March 2022, publicly traded peer copper producer share prices have declined by 24%1.

Rio Tinto is continuing to work towards the completion of the Proposed Transaction that will simplify governance, improve efficiency and create greater certainty of funding for the long-term success of the Oyu Tolgoi copper project.

Rio Tinto Canadian early warning disclosure

Rio Tinto currently beneficially owns 102,196,643 common shares of TRQ, representing approximately 51% of the issued and outstanding common shares of TRQ. Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in TRQ from time to time.

A copy of the related early warning report may be obtained from Rio Tinto’s Group Company Secretary.

The head office of TRQ is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2.

Additional disclosures

This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether the Arrangement will be consummated. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release.

This announcement contains inside information.

The person responsible for arranging and authorising the release of this announcement on behalf of Rio Tinto is Steve Allen, Group Company Secretary.

[1]

Based on the simple average share price performance, between 11 March 2022 (being the last trading day immediately prior to Rio Tinto’s proposal) and 16 November 2022, of Southern Copper, Freeport, First Quantum and Lundin Mining, representing Turquoise Hill’s disclosed peer set in its most recent results presentation, however excluding OZ Minerals.

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LEI: 213800YOEO5OQ72G2R82

Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

the Market Abuse Regulation.

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Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK	Media Relations, Australia

Matthew Klar	Matt Chambers
M+ 44 7796 630 637	M +61 433 525 739

David Outhwaite	Jesse Riseborough
M +44 7787 597 493	M +61 436 653 412

Media Relations, Americas

Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK	Investor Relations, Australia

Menno Sanderse	Tom Gallop
M: +44 7825 195 178	M +61 439 353 948

David Ovington	Amar Jambaa
M +44 7920 010 978	M +61 472 865 948

Clare Peever
M +44 7788 967 877

Rio Tinto plc	Rio Tinto Limited

6 St James’s Square	Level 43, 120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

riotinto.com

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